EXHIBIT 2.1

PLAN OF MERGER
ENCLAVE PRODUCTS, LTD.

This Plan of Merger is dated the 29th day of March, 2004, by and between Enclave Products, Ltd. a Colorado corporation, involuntarily dissolved, hereinafter referred to as “Old” and Enclave Products, Ltd. a Colorado corporation in good standing, hereinafter referred to as “New.” The foregoing corporations are collectively referred to as “Constituent Entities.”

WHEREAS, the constituent entities have entered into a Plan of Merger, at the date stated above.

WHEREAS, the Boards of Directors of the Constituent Entities as evidenced by the signatures below have approved and adopted this Plan and the transactions contemplated hereby in the manner required by their respective articles of incorporation and bylaws and the applicable provisions of the Colorado Corporations and Associations Act, “CCA Act.”

NOW THEREFORE, in consideration of the foregoing and the mutual covenants and agreements of the parties contained herein, the parties agree as follows:

SECTION 1.  THE MERGER. The Constituent Entities shall combine through merger (the “Colorado Corporation Merger”) pursuant to the applicable provisions of the Acts and the CCA Act, the New corporation shall be the surviving entity and shall continue to exist as a Colorado corporation with its principal offices at 350 Kechina Circle, Las Vegas, NV 89123.

SECTION 2.  STATEMENT OF MERGER. As soon as practicable, following satisfaction or waiver of all conditions to the consummation of the Colorado Cooperative Merger, Plan of Merger shall be executed by each entity. The Plan of Merger shall be filed with the Secretary of State of the State of Colorado or as otherwise required by law.

SECTION 3.  EFFECT OF MERGER. From and after the effective time of the Enclave Products, Ltd., Merger, without any further action by the Constituent Entities: (a) Enclave Products, Ltd. (new), as the surviving entity in the Merger, shall have all of the rights, privileges, immunities and powers and shall be subject to all the duties and liabilities, of a corporation organized under the Colorado Corporation Act; (b) Enclave Products, Ltd., as the surviving entity of the Merger, shall possess all of the rights, privileges, immunities and franchises, of a public as well as a private nature, of each Constituent Entity, and all property, real personal and mixed, and all debts due on whatever account, including all chosen in action and each and every other interest of or belonging to or due to each Constituent Entity, shall be deemed to be and hereby is vested in Dakota Graphics, without further act or deed, and the title to any property, or any interest therein, vested in either Constituent Entity, shall not revert or be in any way impaired by reason of the Merger; (c) Enclave Products, Ltd. shall be responsible and liable for all of the liabilities obligations of each Constituent Entity, and any claim existing or action or proceeding pending by or against one of the corporations Enclave Products, Ltd. may be substituted in its place; (d) neither the rights nor any liens upon the property of either of the constituent entities shall be impaired by the Merger.

SECTION 4.  ARTICLES OF INCORPORATION AND BYLAWS. From and after the effective date of the Merger, pursuant to the Plan of Merger and without any further action by the Constituent Entities the articles of incorporation and by-laws before the Merger shall be the articles of incorporation and by-laws subsequent to the Merger.

SECTION 5.  BOARD OF DIRECTORS. From and after the effective date of the Merger, pursuant to the Plan of Merger and without any further action by the Constituent Entities, each person serving as a director or an officer prior to the Merger shall be a director or an officer subsequent to the Merger.

SECTION 6.  EXCHANGE AND CONVERSION OF CAPITAL STOCK. Prior to the Merger the stock position of each shareholder of the old corporation will have the same stock position as the shareholder in the new corporation. The exchange of stock from the new corporation will be a one for one exchange. For each one (1) outstanding share of Enclave Products, Ltd. Old, stock issued and outstanding before the merger, each shareholder of Enclave Products, Ltd. Old, shall receive one (1) share of Enclave Products, Ltd., New, common stock.

SECTION 7.  CHANGE IN ARTICLES OF INCORPORATION/CAPITAL STOCK. The articles of incorporation of the surviving corporation, Enclave Products, Ltd. New, are hereby amended to change the stated capital of the corporation as follows:

ARTICLE II, CAPITAL STOCK:
“The corporation is authorized to issue the following classes of shares of stock: One Hundred Million (100,000,000) shares of common voting stock at a par value of $.0001 per share. The common stock shall have unlimited voting rights and shall be entitled to receive the net assets of the corporation upon dissolution. There shall be no preemptive rights, or assessments for any shares; unless otherwise provided in the Bylaws, the shareholders may not accumulate their shares for voting purposes.
The Board of Directors shall have the authority to divide the stock into series on all the classes, establish the number of shares for any series, determine the qualifications, limitations or restrictions of rights thereon; and in addition to the foregoing, the Board of Directors may designate such voting rights on the shares as they may deem appropriate by resolution.
FIVE: the articles of incorporation, as amended, of Enclave Products, Ltd. “New”, the surviving corporation, as currently on file and a matter of record with the Colorado Secretary of State, shall henceforth be the articles of incorporation of the companies as merged into Enclave Products, Ltd. “New” shall no longer exist.”

SECTION 8.  GOVERNING LAW. This Plan shall be governed by and construed in accordance with the laws of the State of Colorado.

DATED: 3/29/04

ENCLAVE PRODUCTS, LTD. (OLD) a Colorado corporation	ENCLAVE PRODUCTS, LTD. (NEW) a Colorado corporation

/s/ Mark Taggatz	/s/ Mark Taggatz

By: Mark Taggatz	By: Mark Taggatz

Its: President/Director	Its: CEO/Director